Shareholder Meeting (Unaudited)

A Special Meeting of Shareholders of the Redmont Resolute Fund I and Redmont Resolute Fund II (each, a “Fund” and together, the “Funds”) was held on November 2, 2012 (the “Meeting”). At the meeting, the following matter was voted on and approved by the Shareholders of each Fund. Each vote reported represents one dollar of net asset value held on the record date of the meeting. The results of the Special Meeting of Shareholders are noted below.

Proposal 1 - To approve an amendment to the Investment Advisory Agreement between the Trust, on behalf of the Funds, and Highland Associates, Inc., the Funds' investment adviser, to increase the advisory fee rate paid to Highland Associates, Inc. by each of the Redmont Resolute Fund I and Redmont Resolute Fund II:

	Number of Votes					Percentage of Total Outstanding Votes				Percentage of Voted
Fund	Record Date Votes	Affirmative	Against	Abstain	Uninstructed	Affirmative	Against	Abstain	Uninstructed	Affirmative	Against	Abstain	Uninstructed
Redmont Resolute Fund I	72,297.084	72,297.084	0	0	0	52.213%	0%	0%	0%	100%	0%	0%	0%
Redmont Resolute Fund II	10,534,241.578	10,534,241.578	0	0	0	63.238%	0%	0%	0%	100%	0%	0%	0%